SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 September 2016

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1     Regulatory News Service Announcement, dated 05 September 2016 re: Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	Lloyds Banking Group PLC GB0008706128
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to thenotification obligation: iii	Norges Bank
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	02 September 2016
6. Date on which issuer notified:	05 September 2016
7. Threshold(s) that is/are crossed orreached: vi, vii	Above 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0008706128	2,129,699,398	2,129,699,398	2,141,843,511	2,141,843,511		3.001%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument		Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.			% of votingrights
N/A		N/A	N/A	N/A			N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A		Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
2,141,843,511				3.001%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to holdvoting rights:	N/A

13. Additional information:	None
14. Contact name:	Philippe Chiaroni
15. Contact telephone number:	+47 2407 3297

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 05 September 2016